Exhibit 99.1

Lichen China Limited Announces Receipt of Notification from Nasdaq

XIAMEN, China, January 27, 2025 /PRNewswire/ -- Lichen China Limited (Nasdaq: LICN) (“Lichen China” or the “Company”), a dedicated financial and taxation service provider in China today announced that it has received a written notification (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on January 23, 2025. The Notification Letter advised the Company that for the last 30 consecutive business days, the minimum closing bid price per share for the Company’s ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2).

The Company would like to clarify that the Notification Letter has no current effect on the listing or trading of the Company’s securities on Nasdaq. Pursuant to Nasdaq Listing Rules 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days, until July 22, 2025, to regain compliance with the Nasdaq Listing Rules. If, at any time during this compliance period, the closing bid price of the Company’s ordinary shares reaches US$1.00 per share or higher for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance, and the matter will be resolved.

In the event the Company does not regain compliance by July 22, 2025, it may be eligible for an additional 180 calendar day period to regain compliance.

The Company intends to actively monitor the bid price for its shares and will evaluate available options to regain compliance with the continued listing requirements.

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. In recognition of the Company’s expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tian Sun
Phone: +86-0592-5586999
Email: ir@lichenzx.com